November 18, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C.  20549-7010

Attention:  Ms. Anne Nguyen Parker

Re:	Hugoton Royalty Trust Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 23, 2010 File No. 1-10476

Dear Ms. Parker:

The following is our response to your above-referenced comment letter, dated November 8, 2010.  Your comment and our response thereto are set forth below.

Form 10-K for Fiscal Year Ended December 31, 2009

Exhibits

1.
We note your response to prior comment 4. Black’s Law Dictionary defines “beneficial interest” as a profit, benefit, or advantage resulting from a contract.  Please clearly explain how your interest in the cash proceeds received by the operator differs from this definition.  In addition, we note your statement that these contracts are entered into by the operator in the ordinary course of its business.   Please provide an analysis as to whether these contracts are made in the ordinary course of the business of the registrant, and whether the registrant’s business is substantially dependent upon any of these contracts.  For example, we note your disclosure on page 31 that “Most of the production from the Hugoton area is sold under a contract to Timberland Gathering & Processing Company, Inc…. Much of the gas production in Major County, Oklahoma is sold to Ringwood Gathering Company….”

United States Securities and Exchange Commission
November 18, 2010
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Response:

The Trust property consists of net overriding royalty interests carved from underlying working and royalty interests.  A "net overriding royalty interest" is a specific form of property right common in the oil and gas industry.  The interest is created by the holder of the underlying interest (the "operator") by means of a conveyance instrument and is governed by the express terms of that instrument.  Copies of the conveyance instruments creating the Trust's net overriding royalty interests are incorporated by reference as Exhibits (4)(a) through (d) to the Trust's Annual Report on Form 10-K.

The Trust's rights and recourse are set forth not in the operator’s sales contracts, but rather, the contractual relationship between the Trust and the operator established by the conveyance documents, under which the Trust is entitled to receive a portion of the amounts remaining, if any, from certain receipts after deduction of certain costs and exclusions.

Under the conveyance instruments, the Trust's net overriding royalty interests represent a percentage interest in the net proceeds attributable to the underlying interests.  Net proceeds for this purpose represent the gross proceeds received by the operator from the sale of the subject hydrocarbons during a computation period, minus production costs.  "Gross proceeds" are defined to exclude amounts attributable to pre-sale processing, property taxes, loan proceeds, and other customary amounts.  "Production costs" include amounts paid with respect to other royalty obligations on the subject interests existing at the time the Trust's net overriding royalty interest was created and certain other costs, expenses, and liabilities incurred by the operator in connection with exploring, developing, operating, and producing hydrocarbons from the subject interests.  Once aggregate net proceeds are determined as aforesaid, the Trust is entitled to receive an 80% share thereof.

As the foregoing explanation illustrates, the Trust's net overriding royalty interest is a unique property right that only exists, under specific conveyance terms, vis-a-vis the operator itself.   The Trust's net interest only becomes choate after sale proceeds received by the operator are reduced by the applicable costs, offsets, and exclusions, which can only occur at the operator level.  A net overriding royalty interest by definition does not extend to gross proceeds, sales contracts, or any other property or contract rights of the operator.

Because the Trust is neither a party to nor the holder of a beneficial interest in the operator's sales contracts, we respectfully submit that further analysis as to the nature of those contracts is not required.

In accordance with your request, we hereby acknowledge that:

-	the trustee is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the trustee may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
November 18, 2010
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Please let me know if you have questions or need further information.

Very truly yours, /s/ Nancy G. Willis Nancy G. Willis Vice President U.S. Trust, Bank of America Private Wealth Management Trustee